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18005209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Boulevard, Suite 210

(No. and Street)

Montgomery	Alabama	36116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah D. Russell (334)270-8555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC

(Name – *if individual, state last, first, middle name*)

3815 Interstate Court	Montgomery	Alabama	36109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott W. Bamman

Signature

Scott W. Bamman, President

Title

Theresa T. Fitzsimmons

Theresa T. Fitzsimmons, Notary Public Exp. 8/26/19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Thornton Farish Inc. as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornton Farish Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Thornton Farish Inc.'s management. Our responsibility is to express an opinion on Thornton Farish Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thornton Farish Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The supplementary information contained in Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation of Basic Net Capital Requirements under Rule 15c3-1), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Thornton Farish Inc.'s financial statements. The Supplementary information is the responsibility of Thornton Farish Inc.'s management. Our audit procedures included determining whether the Supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary information. In forming our opinion on the Supplementary information, we evaluated whether the Supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation of Basic Net Capital Requirements under Rule 15c3-1), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Thornton Farish Inc.'s auditor since 2001.
Montgomery, Alabama
February 28, 2018

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	75,594
Fees receivable		149,206
Other assets		4,882
Money market funds		121,956
Investments in marketable securities		50,000
Stockholder receivables		226,715
Property and equipment (at depreciated cost)		3,210
TOTAL ASSETS	$	631,563

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	19,751
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		509,552
Retained earnings		100,760
TOTAL STOCKHOLDERS' EQUITY		611,812
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	631,563

See report of independent registered public accounting firm and notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Investment banking	$ 1,785,941
Commissions	5,111
Other revenue	226
Total revenues	1,791,278
Bad debts	2,769
Compensation and benefits	918,567
Communications	15,287
Depreciation and amortization	1,545
Dues, fees, and assessments	13,617
Occupancy costs	70,962
Other operating expenses	82,662
Promotional costs and issue expenses	104,573
Total expenses	1,209,982
NET INCOME	$ 581,296

See report of independent registered public accounting firm and notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AT JANUARY 1, 2017	$ 1,500	$ 509,552	$ (17,036)	$ 494,016
Net income	-	-	581,296	581,296
Dividend distributions	-	-	(463,500)	(463,500)
BALANCE AT DECEMBER 31, 2017	$ 1,500	$ 509,552	$ 100,760	$ 611,812

See report of independent registered public accounting firm and notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 581,296
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,545
Changes in assets and liabilities:	
Receivables	(118,584)
Other assets	(1,585)
Accounts payable and other liabilities	(22,451)
Net cash provided by operating activities	440,221
CASH FLOWS FROM INVESTING ACTIVITIES	
Investments in marketable securities	39,867
Purchase of marketable securities	(50,000)
Net cash used in investing activities	(10,133)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(463,500)
NET DECREASE IN CASH	(33,412)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	109,006
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 75,594

See report of independent registered public accounting firm and notes to the financial statements.

THORNTON FARISH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a municipal advisor registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States of America. The Company operates primarily in the municipal securities markets.

Securities Transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Intangible Assets

Intangible assets subject to amortization consist of computer software. These costs are amortized on a straight-line basis. There was no amortization expense for the year ended December 31, 2017 as the intangible assets have been fully amortized.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2017, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2014.

Advertising

Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2017.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment securities: Fair values of securities are usually based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The Company has no financial instruments that are held or issued for trading purposes.

Investments in Marketable Securities
The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories at the time of purchase and reevaluates such determinations at each statement of financial condition date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

Trading securities are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders' equity. Held-to-maturity securities are recorded as either short-term or long-term on the statement of financial condition based on the contractual maturity date and are stated at amortized cost.

In the event the fair value of an investment declines below cost basis, management is required to determine if the decline in fair value is other-than-temporary. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and to the extent to which the fair value has been less than cost basis, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If it is determined that an other-than-temporary decline exists in a marketable security, the Company writes down the investment to its fair market value and records the related write-down as an investment loss in its statement of income.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates in the Preparation of Financial Statements
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 and in August 2015 issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606)*, a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America (GAAP). The standard's core principal is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2018, and early application is permitted. The Company is in the process of reviewing the potential impact the adoption of this ASU will have on its financial statements.

Subsequent Events
The Company has evaluated subsequent events through February 28, 2018 which the financial statements were issued. No subsequent events requiring disclosure were noted.

2. INVESTMENTS IN MARKETABLE SECURITIES

The Company has invested in a municipal bond that it plans to hold to maturity. The bond was purchased at a cost of $50,000 and had an approximate fair value of $50,000 as of December 31, 2017. The bond matures June 1, 2018. The fair value of the bond is based upon the closing price reported on the active market on which it is traded using a level 1 input.

3. PROPERTY AND EQUIPMENT

As of December 31, 2017, property and equipment consisted of the following:

Furniture and equipment at cost	$ 78,889
Less accumulated depreciation	(75,678)
Property and equipment at depreciated cost	$ 3,211

Depreciation expense totaled $1,545 for the year ended December 31, 2017.

4. FINANCING ARRANGEMENTS

As of December 31, 2017, the Company had a $25,000,000 credit facility available at Regions Bank to handle pre-sold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2017, there were no balances outstanding with respect to this credit facility.

As of December 31, 2017, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2017, there were no balances outstanding with respect to this credit facility.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital and net capital requirements of $227,704 and $100,000, respectively, as of December 31, 2017. The Company's percentage of aggregate indebtedness to net capital was 8.67% as of December 31, 2017.

6. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2017, the Company authorized a profit-sharing contribution of $59,733.

7. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2017.

8. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2017, the Company had no uninsured cash balances. The Company has not and does not expect to experience any loss regarding these cash accounts.

9. OPERATING LEASES

The Company leases its office facilities under an agreement with terms calling for base monthly rent of $4,712 with a 1.5% increase in each succeeding year through January 31, 2019. Rental expense under this agreement for the year ended December 31, 2017, totaled $61,726.

The Company leases an automobile accounted for as an operating lease. Monthly rent through July 2018 is $1,093. Rental expense under this agreement for the year ended December 31, 2017 totaled $10,491.

Future minimum rental payments under these agreements are as follows:

	Facility	Automobile
2018	$ 61,824	$ 7,651
2019	5,152	-

10. RELATED PARTY TRANSACTIONS

The Company has receivables from certain stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

11. CORRECTION OF IMMATERIAL ERROR

During 2017, the Company determined that $17,700 of investment banking revenue was recognized in the 2016 financial statements but was applicable to 2017. The Company decreased total stockholders' equity and investment banking revenue by $17,700 as of December 31, 2016 or 3.5% and 0.99%, respectively. As of December 31, 2016, net capital would have been $228,477 and excess net capital of $128,477, excess net capital at 1,500% of $222,147 and excess net capital at 1,000% of $224,257. This amount is not considered a material misstatement therefore, disclosure has been provided in this footnote to the financial statements.

SUPPLEMENTARY INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Total qualified ownership equity		$ 611,812
Other allowable credits	$ -	
Total capital and allowable subordinated liabilities		611,812
Nonallowable assets	383,983	
Total deductions and/or charges		383,983
Net capital before haircuts on securities positions		227,829
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	125	
Other securities	-	
Total haircuts		125
Net capital		$ 227,704

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017, as filed on January 29, 2018.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Minimum net capital requirement	$	1,317
Minimum dollar net capital requirement of reporting broker	$	100,000
Greater of above amounts	$	100,000
Excess net capital	$	127,704
Excess net capital at 1,500%	$	224,741
Excess net capital at 1,000%	$	225,729

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Total aggregate indebtedness	$	19,751
Percentage of aggregate indebtedness to net capital		8.67%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017, as filed on January 29, 2018.

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

THORNTON FARISH INC.'S EXEMPTION REPORT

Thornton Farish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii) (all customer transactions are cleared through another broker-dealer on a fully disclosed basis) and

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2017 through December 31, 2017 without exception.

THORNTON FARISH INC.

I, Scott W. Bamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott W. Bamman
President

February 28, 2018

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

We have reviewed management's statements, included in the accompanying Thornton Farish Inc. Exemption Report, in which (1) Thornton Farish Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thornton Farish Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Thornton Farish Inc. stated that Thornton Farish Inc. met the identified exemption provisions for the period from January 1, 2017 through December 31, 2017 without exception. Thornton Farish Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornton Farish Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC
Montgomery, Alabama
February 28, 2018

THORNTON FARISH INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

THORNTON FARISH INC.
FINANCIAL STATEMENTS PURSUANT TO SECTION 17
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS AMENDED BY THE SECURITIES ACTS AMENDMENTS
OF 1975 AND RULE 17a-5 THEREUNDER
FOR THE YEAR ENDING DECEMBER 31, 2017

THORNTON FARISH INC.
TABLE OF CONTENTS
DECEMBER 31, 2017

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted since Thornton Farish, Inc. has no such liabilities outstanding at the beginning of the year, during the year or at year end.

THORNTON FARISH INC.

AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

Board of Directors
Thornton Farish Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Thornton Farish Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thornton Farish Inc.'s compliance with the applicable instructions of the Form SIPC-7. Thornton Farish Inc.'s management is responsible for Thornton Farish Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with the respective cash disbursement records entries [*We agreed the December 31, 2017 Form SIPC-7 remitted payment of $1,319 to check #16431 and traced this payment as recorded to the assessments expense account 6700 in the general ledger system of Thornton Farish Inc. on January 29, 2018. We also agreed the Form SIPC-6 remitted payment of $1,236 to check #16232 and traced this payment as recorded to the assessments expense account 6700 in the general ledger system of Thornton Farish Inc. on July 13, 2017*], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, (for Statement of Income (Loss) amounts that are presented on a quarterly basis on the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2017 through March 31, 2017; April 1, 2017 through June 30, 2017; July 1, 2017 through September 30, 2017; and October 1, 2017 through December 31, 2017) as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with the Company's general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Montgomery, Alabama
February 28, 2018